EXHIBIT 12
NORTHWEST PIPELINE GP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars)

	Years Ended December 31,
	2009	2008	2007	2006	2005
Income before income taxes	$153,651	$155,371	$185,059	$85,668	$107,653

Add:
Fixed charges:
Interest on long-term debt	44,439	42,290	46,828	43,649	38,164
Other interest expense	5,414	5,571	5,585	3,824	3,389
Rental expense representative of interest factor	133	334	521	693	854

Total fixed charges	49,986	48,195	52,934	48,166	42,407

Total earnings as adjusted	$203,637	$203,566	$237,993	$133,834	$150,060

Fixed charges	$49,986	$48,195	$52,934	$48,166	$42,407

Ratio of earnings to fixed charges	4.07	4.22	4.50	2.78	3.54